UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2007

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from              to

Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TERADATA CORPORATION

2835 Miami Village Dr.

Miamisburg, Ohio 45342

Teradata Savings Plan

Index

December 31, 2007

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Teradata Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007

(Unaudited)

December 31, 2007
Assets
Total investments at fair value	$521,722,049

Contributions receivable
Participants	1,035,327
Employer	458,844

Total contributions receivable	1,494,171

Other receivables	144,925

Total assets	523,361,145

Liabilities
Accounts payable	107,504
Accrued expenses	382,173

Total liabilities	489,677

Net assets available for benefits	$522,871,468

The accompanying notes are an integral part of these unaudited financial statements.

Teradata Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Period October 1, 2007 (date of inception) through December 31, 2007

(Unaudited)

Additions
Additions to net assets attributed to:
Transfers from other benefit plans, net	$518,261,849
Investment income:
Net realized and unrealized appreciation (decrease) in fair value of investments	(2,789,184)
Interest and dividends	544,788

Total investment income	516,017,453

Contributions:
Participants	6,601,825
Employer, net of forfeitures	3,197,104

Total contributions	9,798,929

Total additions	525,816,382

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	2,805,931
Administrative expenses	138,983

Total deductions	2,944,914

Net increase in net assets	522,871,468
Net assets available for benefits:
Beginning of year	—

End of year	$522,871,468

The accompanying notes are an integral part of these unaudited financial statements.

Teradata Savings Plan

Notes to Financial Statements (Unaudited)

December 31, 2007

1. Description of the Plan

General

On August 27, 2007, the Board of Directors of NCR Corporation (“NCR”), the former parent company of Teradata Corporation (“Teradata” or the “Company”), approved the separation of NCR into two independent, publicly-traded companies through the distribution of 100% of its Teradata data warehousing business to shareholders of NCR (the “Separation”).

Prior to October 1, 2007, certain employees and former employees of Teradata and its affiliates participated in the NCR Savings Plan. Effective October 1, 2007, the accounts and related assets of the trust fund for the NCR Savings Plan with respect to such employees were transferred to and assumed by the Teradata Savings Plan (the “Plan”). Employees (and certain individuals who are on an approved leave of absence) of Teradata or an affiliate of Teradata immediately after the Separation are entitled to credit for all years of service under the NCR Savings Plan.

The Plan is a defined contribution plan established on October 1, 2007. The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees).

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions, respectively, made by participants with prior year compensation of $100,000 and over. Annual tax-deferred contributions per participant for the 2007 Plan year were limited to $15,500.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $5,000 in 2007.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including market index funds, actively managed component funds, mutual funds and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the last day of the month prior to the month of the transaction plus 1%. The term of the loan may be between one and five years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default.

Withdrawals and Benefits

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59 1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age of 59 1/2, or upon termination of employment.

Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70 1/2, may leave the vested benefits within the Plan until reaching age 70 1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation Common Stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Plan Expenses

All administrative costs of the Plan may be paid by the Plan or, at the election of the Company, paid directly by the Company, except for a $50 participant loan application fee, which is charged to the account of the participant. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions and Transfers

Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (“GAAP”) and expands disclosures about fair value measurements. SFAS 157 is effective for financial assets and liabilities measured at fair value on a recurring basis for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2 (“FSP 157-2”), Effective Date of FASB Statement No. 157, deferred the effective date of SFAS 157 for all non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 is not expected to have a material impact to the Plan’s net assets or changes in net assets.

3. Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31, 2007
NTGI - QM Collective Daily Aggregate Bond Fund, 123,600 shares	$45,003,462
Pyramis Select International Equity Fund, 198,730 shares	$31,518,631
NTGI - QM Collective Daily S&P 500 Equity Index, 7,627 shares	$30,908,775
Teradata Stock Fund, 1,097,771 shares	$30,089,903
Fidelity Contrafund 364,127 shares	$26,621,336

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,789,184 as follows:

Year Ended December 31, 2007
Mutual funds (including investments, strategies, and common/collective trusts)	$(10,733,182)
NCR Corporation Common Stock	(262,978)
Teradata Corporation Common Stock	8,206,976

$(2,789,184)

4. Related Party Transactions

Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At December 31, 2007 the Plan held 1,097,771 shares of Teradata common stock valued at $30,089,903. Additionally, the Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974, as amended.

5. Tax Status

The Company has not yet received a determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). However, the Plan is substantially identical, in all material respects, to the NCR Savings Plan, which has received such a determination letter, and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

6. Short Plan Year

The Plan became effective October 1, 2007, thus 2007 was a short plan year (seven months or fewer in duration) in accordance with Department of Labor Regulation §2520.104-50. A report of an independent qualified public accountant will be included in the Plan’s 2008 annual report with respect to the financial statements and accompanying schedules for both the 2007 and 2008 plan years.

Teradata Savings Plan

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2007

Description and Identity of Issue, Borrower, Lender, or Similar Party	Number of Units of Shares	Cost****	Current Value
Common/Collective Trusts:
Pyramis Aggressive Equity Fund*	15,037		$16,088,974
Pyramis Select International Equity Fund*	198,730		31,518,631
NTGI - QM Collective Daily Aggregate Bond Fund	123,600		45,003,462
NTGI - QM Collective Daily EAFE Index Fund	12,233		5,584,939
NTGI - QM Collective Daily Russell 2000 Index Fund	11,528		10,486,106
NTGI - QM Collective Daily S&P 500 Equity Index	7,627		30,908,775
Registered Investment Companies:
Total Mutual Fund Window Investments***			347,632,639
Employer Related Investment:
Teradata Common Stock*	1,097,771		30,089,903
Participant Loans (a)*			4,408,620

			$521,722,049

(a)	The participant loan interest rates are between 4.5%—9.25%. The loan terms are between one year and five years.
*	Party-in-interest, Pyramis is a Fidelity owned investment manager.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.

Signatures

Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date: June 27, 2008	By:	/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer